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Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-209104

PROSPECTUS

2,693,195 Shares

CHS Inc.

Class B Cumulative Redeemable Preferred Stock, Series 1
(Liquidation Preference Equivalent to $25.00 Per Share)

        We are issuing 2,693,195 shares of our Class B Cumulative Redeemable Preferred Stock, Series 1 (the "Class B Series 1 Preferred Stock") to redeem approximately $77,000,000 of our "patrons' equities" that are held in the form of qualified capital equity certificates. All of the Class B Series 1 Preferred Stock being issued will be issued to non-individual "active patrons" who hold qualified capital equity certificates in an amount equal to or greater than $500. "Active patrons" are non-individual patrons who have done business with us in the past five fiscal years. The amount of patrons' equities that will be redeemed with each share of Class B Series 1 Preferred Stock issued will be $28.50 which is the greater of $25.49 (equal to the $25.00 liquidation preference per share of Class B Series 1 Preferred Stock plus $0.49 of accumulated dividends from and including January 1, 2016 to and including March 31, 2016) and the closing price for one share of the Class B Series 1 Preferred Stock on March 23, 2016. There will not be any cash proceeds from the issuance of the Class B Series 1 Preferred Stock. However, by issuing shares of Class B Series 1 Preferred Stock in redemption of patrons' equities we will make available for business purposes cash that otherwise may have been used to redeem those patrons' equities.

        Holders of the Class B Series 1 Preferred Stock are entitled to receive cash dividends at the rate of $1.96875 per share per year. The Class B Series 1 Preferred Stock is subject to redemption and has the preferences described in this prospectus. The Class B Series 1 Preferred Stock is not convertible into any of our other securities and is non-voting except in certain limited circumstances.

        The Class B Series 1 Preferred Stock is traded on the NASDAQ Stock Market under the trading symbol "CHSCO". On March 28, 2016, the closing price of the Class B Series 1 Preferred Stock was $28.44 per share.

        Ownership of our Class B Series 1 Preferred Stock involves risks. See "Risk Factors" beginning on page 8.

        We expect to issue the Class B Series 1 Preferred Stock on or about March 31, 2016.

        Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 31, 2016.

i

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. You must not rely upon any information not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover or that any information we have incorporated by reference in this prospectus is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold on a later date.

        Unless the context otherwise requires, references in this prospectus, and the documents incorporated by reference in this prospectus, to "CHS," the "Company," "we," "our" and "us" refer to CHS Inc., a Minnesota cooperative corporation, and its subsidiaries. We maintain a web site at http://www.chsinc.com. Information contained in our website does not constitute part of, and is not incorporated by reference into, this prospectus.

ii

PROSPECTUS SUMMARY

        The following summary highlights information we present in greater detail elsewhere in this prospectus and in the information incorporated by reference into this prospectus. This summary may not contain all of the information that is important to you and you should carefully consider all of the information contained or incorporated by reference in this prospectus. This prospectus contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference into this prospectus.

CHS Inc.

        CHS Inc. is one of the nation's leading integrated agricultural companies, providing grain, foods and energy resources to businesses and consumers on a global basis. As a cooperative, we are owned by farmers and ranchers and their member cooperatives (referred to herein as "members") across the United States. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock, our Class B Series 1 Preferred Stock, our Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 2 (the "Class B Series 2 Preferred Stock"), our Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 3 (the "Class B Series 3 Preferred Stock"), and our Class B Cumulative Redeemable Preferred Stock, Series 4 (the "Class B Series 4 Preferred Stock"), listed on the NASDAQ Stock Market under the symbols "CHSCP", "CHSCO", "CHSCN", "CHSCM" and "CHSCL", respectively. On March 28, 2016, we had 12,272,003 shares of 8% Cumulative Redeemable Preferred Stock outstanding, 18,071,363 shares of Class B Series 1 Preferred Stock outstanding, 16,800,000 shares of Class B Series 2 Preferred Stock outstanding, 19,700,00 shares of Class B Series 3 Preferred Stock outstanding and 20,700,000 shares of Class B Series 4 Preferred Stock outstanding. We buy commodities from, and provide products and services to, patrons (including our members and other non-member customers), both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing, renewable fuels and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the year ended August 31, 2015, our total revenues were $34.6 billion and net income attributable to CHS Inc. was approximately $781.0 million. For the three months ended November 30, 2015, our total revenues were $7.7 billion and net income attributable to CHS Inc. was approximately $266.5 million.

        We have aligned our segments based on an assessment of how our businesses operate and the products and services they sell.

        Our Energy segment derives its revenues through refining, wholesaling and retailing of petroleum products. Our Ag segment derives its revenues through the origination and marketing of grain, including service activities conducted at export terminals; through wholesale sales of crop nutrients; from sales of soybean meal, soybean refined oil and soyflour products; through the production and marketing of renewable fuels; and through retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies. Our Ag segment also records equity income from investments in our grain export joint venture and other investments. We include other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenues of those businesses. These businesses primarily include our financing, insurance, hedging and other service activities related to crop production. In addition, our wheat milling and packaged food operations are included in Corporate and Other, as those businesses are conducted through non-consolidated joint ventures.

        Many of our business activities are highly seasonal and operating results vary throughout the year. Our income is generally lowest during our second fiscal quarter and highest during our third fiscal quarter. For example, in our Ag segment, our crop nutrients and country operations businesses generally experience higher volumes and income during the spring planting season and in the fall, which corresponds to harvest. Our grain marketing operations are also subject to fluctuations in volume and earnings based on producer harvests, world grain prices and demand. Our Energy segment generally experiences higher volumes and profitability in certain operating areas, such as refined products, in the summer and early fall when gasoline and diesel fuel usage is highest and is subject to domestic supply and demand forces. Other energy products, such as propane, may experience higher volumes and profitability during the winter heating and crop drying seasons.

        Our earnings from cooperative business are allocated to members (and to a limited extent, to non-members with which we have agreed to do business on a patronage basis) based on the volume of business they do with us. We allocate these earnings to our patrons in the form of patronage refunds (which are also called patronage dividends) in cash and patrons' equities (capital equity certificates), which may be redeemed over time solely at the discretion of our Board of Directors. Earnings derived from non-members, which are not treated as patronage, are taxed at federal and state statutory corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and if we qualify for patronage refunds from them.

        Our origins date back to the early 1930s with the founding of our predecessor companies, Cenex, Inc. and Harvest States Cooperatives. CHS Inc. emerged as the result of the merger of those two entities in 1998, and is headquartered in Inver Grove Heights, Minnesota.

Energy

        We are the nation's largest cooperative energy company based on revenues and identifiable assets, with operations that include petroleum refining and pipelines; the supply, marketing and distribution of refined fuels (gasoline, diesel fuel and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane and other natural gas liquids. Our Energy segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity which became wholly owned as of September 1, 2015) and sells those products under the Cenex® brand to member cooperatives and other independent retailers through a network of nearly 1,500 sites, a majority of which are convenience stores marketing Cenex® branded fuels. For fiscal 2015, our Energy revenues, after elimination of inter-segment revenues, were $8.2 billion and were primarily from gasoline and diesel fuel. For the three months ended November 30, 2015, our Energy segment revenues, after elimination of intersegment revenues, were $1.6 billion.

Ag

        Our Ag segment includes our crop nutrients, country operations, grain marketing, renewable fuels and processing and food ingredients businesses. In fiscal 2015, revenues in our Ag segment were $26.3 billion consisting principally of grain sales of $17.2 billion after elimination of inter-segment revenues. For the three months ended November 30, 2015, our Ag segment revenues, after elimination of intersegment revenues, were $6.1 billion.

        Grain Marketing.    We are the nation's largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales, handling over 2.0 billion bushels annually. During fiscal 2015, we purchased approximately half of our total grain volumes from individual and cooperative association members and our country operations business, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conduct our grain marketing operations directly, but do conduct some of our business through TEMCO, LLC, a 50% joint venture with Cargill, Incorporated.

        Country Operations.    Our country operations business purchases a variety of grains from our producer members and other third parties, and provides producer members and other customers with access to a full range of products, programs and services for production agriculture. Country operations operates 475 agri-operations locations through 73 business units dispersed throughout Colorado, Idaho, Illinois, Iowa, Kansas, Michigan, Minnesota, Montana, Nebraska, North Dakota, Oklahoma, Oregon, South Dakota, Texas, Washington ,Wisconsin and Canada. Most of these locations purchase grain from farmers and sell agronomy, energy, feed and seed products to those same producers and others, although not all locations provide every product and service.

        Crop Nutrients.    We believe our North America wholesale crop nutrients business is one of the largest wholesale fertilizer businesses in the United States based on tons sold. Tons sold include sales to our country operations retail business. There is significant seasonality in the sale of agronomy products and services, with peak activity coinciding with the planting seasons. There is also significant volatility in the prices for the crop nutrient products we purchase and sell.

        In August 2015, we entered into an agreement with CF Industries Holdings, Inc. ("CF Industries") to invest $2.8 billion in cash in exchange for an 11.4% membership interest (based on product tons) in CF Industries Nitrogen LLC ("CF Nitrogen") and a separate supply agreement to purchase nitrogen fertilizer products from that entity over an 80-year term. The closing of our investment in CF Nitrogen occurred on February 1, 2016.

        Processing and Food Ingredients.    Our processing and food ingredients business operates globally and converts oilseeds into meal, soyflour, edible oils, and associated by-products. We then further process soyflour for use in the food/snack industry. In July 2015, we purchased a canola processing facility in Hallock, Minnesota that produces canola oil and canola meal.

        Renewable Fuels.    Our renewable fuels business produces ethanol and dried distillers grains with solubles. We also market and distribute these products throughout the United States and overseas for our plants and other production plants.

Corporate And Other

        Corporate and Other primarily represents our non-consolidated wheat milling and packaged food joint ventures, as well as our business solutions operations, which consists of commodities hedging, insurance and financial services related to crop production.

Issuance

        We are issuing 2,693,195 shares of our Class B Series 1 Preferred Stock to redeem approximately $77,000,000 of our "patrons' equities" that are held in the form of qualified capital equity certificates. All of the Class B Series 1 Preferred Stock being issued will be issued to non-individual "active patrons" who hold qualified capital equity certificates in an amount equal to or greater than $500. "Active patrons" are non-individual patrons who have done business with us in the past five fiscal years. The amount of patrons' equities that will be redeemed with each share of Class B Series 1 Preferred Stock issued will be $28.50 which is the greater of $25.49 (equal to the $25.00 liquidation preference per share of Class B Series 1 Preferred Stock plus $0.49 of accumulated dividends from and including January 1, 2016 to and including March 31, 2016) and the closing price for one share of the Class B Series 1 Preferred Stock on March 23, 2016. There will not be any cash proceeds from the issuance of the Class B Series 1 Preferred Stock. However, by issuing shares of Class B Series 1 Preferred Stock in redemption of patrons' equities we will make available for business purposes cash that otherwise may have been used to redeem those patrons' equities.

Principal Executive Offices

        Our principal executive offices are located at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, and our telephone number at that address is (651) 355-6000.

Terms of the Class B Series 1 Preferred Stock

Dividends	Dividends on the Class B Series 1 Preferred Stock are cumulative and, if, when and as declared by our Board of Directors, are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year at the rate of $1.96875 per share per year. Dividends on the Class B Series 1 Preferred Stock accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. See "Description of Class B Series 1 Preferred Stock—Dividends."
Liquidation Preference

In the event of our liquidation, holders of shares of Class B Series 1 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to, and including, the date of liquidation, subject, however, to the rights of any of our debt and any capital stock or equity capital that rank senior to or on parity with the Class B Series 1 Preferred Stock.

Rank

With respect to the payment of dividends and amounts payable upon liquidation, the Class B Series 1 Preferred Stock ranks (i) senior to any patronage refund, patrons' equities and any other class or series of our capital stock or equity capital designated by our Board of Directors as junior to the Class B Series 1 Preferred Stock, (ii) junior to all shares of capital stock or equity capital of CHS which, by their terms, rank (with the approval of the holders of a majority of the outstanding shares of all series of our Class B Cumulative Redeemable Preferred Stock (our "Class B Preferred Stock"), voting together as a class) senior to the Class B Series 1 Preferred Stock and (iii) on a parity with the 8% Cumulative Redeemable Preferred Stock, the Class B Series 2 Preferred Stock, the Class B Series 3 Preferred Stock, the Class B Series 4 Preferred Stock and all other shares of capital stock or equity capital of CHS other than shares of capital stock or equity capital of CHS which, by their terms, rank junior or (with the approval of the holders of a majority of the outstanding shares of all series of our Class B Preferred Stock, voting together as a class) senior to the Class B Series 1 Preferred Stock. See "Description of Class B Series 1 Preferred Stock—Ranking."

Redemption at Our Option

The Class B Series 1 Preferred Stock is not redeemable prior to September 26, 2023. On and after September 26, 2023, the Class B Series 1 Preferred Stock is redeemable for cash at our option, in whole or in part, at a per share price equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid on that share to, and including, the date of redemption. Redemption of the Class B Series 1 Preferred Stock will be a taxable event for federal income tax purposes. See "Description of Class B Series 1 Preferred Stock—Redemption—Redemption At Our Option."

Redemption at the Holder's Option

In the event a change in control (as defined herein) is approved by our Board of Directors, holders of the Class B Series 1 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem their shares of Class B Series 1 Preferred Stock, for cash, at a per share price equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid on that share to, and including, the date of redemption. "Change in control" is defined in "Description of Class B Series 1 Preferred Stock—Redemption At the Holder's Option."

No Exchange or Conversion Rights; No Sinking Fund

Shares of the Class B Series 1 Preferred Stock are not exchangeable for or convertible into any other shares of our capital stock or any other securities or property. The Class B Series 1 Preferred Stock is not subject to the operation of any purchase, retirement or sinking fund.

Voting Rights

Holders of the Class B Series 1 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding shares of Class B Preferred Stock, voting as a class, is required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up.

Trading	The Class B Series 1 Preferred Stock is listed on the NASDAQ Stock Market under the symbol "CHSCO".
Comparison of Rights

Holders of the Class B Series 1 Preferred Stock have different rights from those of holders of patrons' equities. See "Comparison of Rights of Holders of Patrons' Equities and Rights of Holders of Class B Series 1 Preferred Stock" below.

Risk Factors

Ownership of our Class B Series 1 Preferred Stock involves risks. See "Risk Factors" beginning on page 8 of this prospectus and in the documents we file with the Securities and Exchange Commission (the "SEC") that are incorporated herein by reference.

 Selected Consolidated Financial Data

        The selected consolidated financial information below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial information for the three months ended November 30, 2015 and 2014 and as of November 30, 2015, and the years ended August 31, 2015, 2014 and 2013 and as of August 31, 2015 and 2014, should be read in conjunction with our consolidated financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2015 and our Annual Report on Form 10-K for the year ended August 31, 2015, respectively, as well as the related management's discussion and analysis thereof, incorporated by reference in this prospectus. The selected consolidated financial information as of November 30, 2014, and for the years ended August 31, 2012 and 2011 and as of August 31, 2013, 2012 and 2011, should be read in conjunction with our audited consolidated financial statements and notes thereto, as well as the related management's discussion and analysis thereof, not included or incorporated by reference in this prospectus. The selected consolidated financial information for the three months ended and as of November 30, 2015 and 2014 have been derived from our unaudited consolidated financial statements. In the opinion of our management, the interim financial information for the periods ended and as of November 30, 2015 and 2014 were prepared on the same basis as the annual historical financial information and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results for the three months ended November 30, 2015 are not necessarily indicative of the results that may be expected for the full fiscal year.

        We have revised certain prior period amounts in the selected consolidated financial information below to include activity and amounts related to capital leases that were previously incorrectly accounted for as operating leases. See Note 18, Correction of Immaterial Errors, to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended

August 31, 2015, incorporated by reference in this prospectus, for more information on the nature and amounts of these revisions.

	Three Months Ended November 30,		Years Ended August 31,
	2015	2014	2015	2014	2013	2012	2011
	(Dollars in thousands)
Income Statement Data:
Revenues	$7,728,792	$9,499,468	$34,582,442	$42,664,033	$44,479,857	$40,599,286	$36,915,834
Cost of goods sold	7,316,974	8,907,441	33,091,676	41,011,487	42,701,073	38,583,102	35,508,811

Gross profit	411,818	592,027	1,490,766	1,652,546	1,778,784	2,016,184	1,407,023
Marketing, general and administrative	152,004	161,968	775,354	602,598	553,623	498,233	438,498

Operating earnings	259,814	430,059	715,412	1,049,948	1,225,161	1,517,951	968,525
(Gain) loss on investments	(5,672)	(2,875)	(5,239)	(114,162)	(182)	5,465	(126,729)
Interest expense, net	6,993	21,905	60,333	140,253	236,699	198,304	79,012
Equity (income) loss from investments	(31,362)	(24,629)	(107,850)	(107,446)	(97,350)	(102,389)	(131,414)

Income before income taxes	289,855	435,658	768,168	1,131,303	1,085,994	1,416,571	1,147,656
Income taxes	23,681	57,327	(12,165)	48,296	89,666	80,852	86,628

Net income	266,174	378,331	780,333	1,083,007	996,328	1,335,719	1,061,028
Net income (loss) attributable to noncontrolling interests	(301)	(372)	(712)	1,572	3,942	75,091	99,673

Net income attributable to CHS Inc.	$266,475	$378,703	$781,045	$1,081,435	$992,386	$1,260,628	$961,355

Balance Sheet Data (at end of period):
Working capital	$2,708,931	$3,383,665	$2,751,949	$3,168,512	$3,084,228	$2,809,595	$2,745,557
Net property, plant and equipment	5,331,232	4,380,567	5,192,927	4,180,148	3,311,088	2,913,247	2,526,763
Total assets	16,478,760	16,741,586	15,228,312	15,296,104	13,643,954	13,771,947	12,571,866
Long-term debt, including current maturities	1,411,682	1,487,873	1,431,117	1,605,625	1,746,716	1,567,276	1,608,546
Total equities	7,798,504	7,158,507	7,669,411	6,466,844	5,152,747	4,473,323	4,265,320
Ratio of earnings to fixed charges and preferred dividends(1)	4.1x		3.1x	7.6x	7.6x	10.0x	9.1x

(1)
For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes on consolidated operations, distributed income from equity investees, amortization of capitalized interest, investments redeemed and fixed charges less deductions for equity holdings, noncash patronage dividends received and capitalized interest. Fixed charges consist of interest expense, amortization of debt costs and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest. Interest costs of $34.8 million, $70.8 million, $149.1 million and $113.2 million for the years ended August 31, 2015, 2014, 2013 and 2012, respectively, associated with our commitment to purchase the National Cooperative Refinery Association ("NCRA"), which is now known as CHS McPherson Refinery Inc. ("CHS McPherson"), noncontrolling interests, were excluded from interest expense for purposes of computing the ratio of earnings to fixed charges and preferred dividends.

RISK FACTORS

        Any investment in the Class B Series 1 Preferred Stock involves a high degree of risk. You should carefully consider all of the information contained or incorporated by reference in this prospectus, including the risk factors described under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended August 31, 2015. The risks and uncertainties described herein and therein are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or otherwise adversely affect us. If any of those risks actually occurs, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected and our ability to pay dividends on, or make other payments with respect to, the Class B Series 1 Preferred Stock could be impaired, which we refer to collectively as a "material adverse effect on us," or comparable language, below. These risks also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

        The information contained under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended August 31, 2015 is incorporated herein by reference. There have been no material changes to our risk factors disclosed in Item 1A of our Annual Report on Form 10-K for the year ended August 31, 2015, except that as a result of the consummation of our investment in CF Nitrogen, the risk factor under the heading "We will require significant financing to consummate our strategic venture with CF Industries" on page 21 of our Annual Report on Form 10-K for the year ended August 31, 2015 is no longer applicable. The following risk factors are specific to the Class B Series 1 Preferred Stock offered hereby.

If you are able to resell your Class B Series 1 Preferred Stock, many factors may affect the price you receive, which may be lower than you believe to be appropriate.

        As with other publicly traded securities, many factors could affect the market price of your Class B Series 1 Preferred Stock. In addition to those factors relating to CHS and the Class B Series 1 Preferred Stock described elsewhere in this "Risk Factors" section and elsewhere in this prospectus, or incorporated by reference in this prospectus, the market price of our Class B Series 1 Preferred Stock could be affected by conditions in, and perceptions of, agricultural and energy markets and companies and also by broader, general market, political and economic conditions.

        Furthermore, U.S. securities markets have experienced price and volume volatility that has affected many companies' securities prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of your Class B Series 1 Preferred Stock. As a result of these factors, you may only be able to sell your Class B Series 1 Preferred Stock, if at all, at a price below the price you believe to be appropriate.

Issuances of substantial amounts of Class B Series 1 Preferred Stock or other preferred stock could adversely affect the market price of your Class B Series 1 Preferred Stock.

        From time to time in the future, we may sell additional shares of Class B Series 1 Preferred Stock or other preferred equity securities to public or private investors, including future issuance of preferred stock to our members in redemption of patrons' equities. Future sales of Class B Series 1 Preferred Stock or other preferred equity securities or the availability of Class B Series 1 Preferred Stock or other preferred equity securities for sale may adversely affect the market price for your Class B Series 1 Preferred Stock or our ability to raise additional equity capital.

Changes in market conditions, including market interest rates, may decrease the market price for the Class B Series 1 Preferred Stock.

        The terms of the Class B Series 1 Preferred Stock are fixed and will not change following issuance, even if market conditions with respect to those terms fluctuate. This may mean that you could obtain a higher return from an investment in floating rate securities if market interest rates rise in the future. It also means that an increase in market interest rates is likely to decrease the market price for the Class B Series 1 Preferred Stock.

You will have limited voting rights.

        As a holder of the Class B Series 1 Preferred Stock, you will be entitled to vote as a class with the holders of all other outstanding Class B Preferred Stock only on actions that would amend, alter or repeal our articles of incorporation or the resolutions establishing the Class B Preferred Stock if the amendment, alteration or repeal would adversely affect the powers, rights or preferences of the holders of Class B Preferred Stock or that would create a class or series of senior equity securities. You will not have the right to vote on actions customarily subject to shareholder vote or approval, including the election of directors, the approval of significant transactions and other amendments to our articles of incorporation that would not adversely affect the powers, rights and preferences of the Class B Preferred Stock and would not create a class or series of senior equity securities.

Our equity is subject to a first lien in favor of CHS.

        Under our articles of incorporation, all equity we issue (including the Class B Series 1 Preferred Stock) is subject to a first lien in favor of us for any indebtedness we extend to the holders of such equity, if any. We have not taken any steps to date to perfect this lien against shares of the Class B Series 1 Preferred Stock. If we perfect this interest in the future, your shares of the Class B Series 1 Preferred Stock could be encumbered by our interest therein to the extent of any indebtedness you owe to CHS.

Payment of dividends on the Class B Series 1 Preferred Stock is not guaranteed.

        Although dividends on the Class B Series 1 Preferred Stock are cumulative, our Board of Directors must approve the actual payment of those dividends. Our Board of Directors can elect at any time or from time to time, and for an indefinite duration, not to pay any or all accumulated dividends. Our Board of Directors could do so for any reason, including, without limitation, the following:

  •
  poor historical or projected cash flows;

  •
  the need to make payments on our indebtedness;

  •
  concluding that the payment of dividends would cause us to breach the terms of any indebtedness or other instrument or agreement, such as financial ratio covenants; or

  •
  determining that the payment of dividends would violate applicable law regarding unlawful distributions to shareholders.

The amount of your liquidation preference is fixed and you will have no right to receive any greater payment regardless of the circumstances.

        The payment due upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to, and including, the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for your Class B

Series 1 Preferred Stock is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

Your liquidation rights will be subordinate to those of holders of our indebtedness and of any senior equity securities we may issue in the future and there is no limitation on our ability to issue additional preferred equity securities that rank equally with the Class B Series 1 Preferred Stock upon liquidation.

        There are no restrictions in the terms of the Class B Series 1 Preferred Stock on our ability to incur indebtedness. As of November 30, 2015, we had approximately $1.4 billion of outstanding long-term debt. In addition, in order to finance a portion of the $2.8 billion that we were required to pay at the closing of our strategic venture with CF Industries, we incurred an aggregate of approximately $1.3 billion of new additional long-term debt. We can also, with the consent of holders of a majority of the outstanding shares of our Class B Preferred Stock, voting together as a class, issue preferred equity securities that are senior as to dividend and liquidation payments to the Class B Series 1 Preferred Stock. If we were to liquidate our business, we would be required to repay all of our outstanding indebtedness and to satisfy the liquidation preferences of any senior equity securities that we may issue in the future before we could make any distributions to holders of our Class B Series 1 Preferred Stock. We could have insufficient cash available to do so, in which case you would not receive any payment on the amounts due you. Moreover, there are no restrictions on our ability to issue preferred equity securities that rank equally with the Class B Series 1 Preferred Stock as to dividend and liquidation payments and any amounts remaining after the payments to holders of senior equity securities would be split among all holders of those securities, which might result in your receiving less than the full amount to which you would otherwise be entitled.

An active trading market for the Class B Series 1 Preferred Stock may not be maintained, which may adversely affect the timing and price for any resales.

        An active trading market for the Class B Series 1 Preferred Stock may not be maintained and there can be no assurance that, in the future, any trading market for the Class B Series 1 Preferred Stock will be liquid. If you decide to sell your Class B Series 1 Preferred Stock, there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your Class B Series 1 Preferred Stock or your ability to sell your Class B Series 1 Preferred Stock at all.

The Class B Series 1 Preferred Stock is redeemable at our option.

        We may, at our option, redeem some or all of the Class B Series 1 Preferred Stock on and after September 26, 2023, to the extent we have funds legally available for such purpose. If we redeem your Class B Series 1 Preferred Stock, you will be entitled to receive a redemption price equal to $25.00 per share plus accumulated and unpaid dividends to, and including, the date of redemption. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the Class B Series 1 Preferred Stock had the shares of the Class B Series 1 Preferred Stock not been redeemed.

To service and refinance our indebtedness, pay dividends on, or the redemption price of, our preferred equity securities (including the Class B Series 1 Preferred Stock) and fund our capital and liquidity needs, we will require a significant amount of cash, and we cannot assure you that we will generate sufficient cash, or have access to sufficient funding, for such purposes, and such failure would have a material adverse effect on us.

        To service and refinance our indebtedness, pay dividends on, or the redemption price of, our preferred equity securities (including the Class B Series 1 Preferred Stock) and fund our capital and liquidity needs, we will require a significant amount of cash. Our ability to raise capital is, to a certain extent, subject to economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, we cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings or alternative financing will be available to us on favorable terms, or at all, in an amount sufficient to enable us to service and refinance, at or before maturity, our indebtedness, pay dividends on, or the redemption price of, our preferred equity securities (including the Class B Series 1 Preferred Stock) and fund our capital and liquidity needs, which would have a material adverse effect on us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference in it contain "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will" and similar references to future periods. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our businesses, financial condition and results of operations, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not place undue reliance on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, but are not limited to, those listed below:

  •
  Our revenues, results of operations and cash flows could be materially and adversely affected by changes in commodity prices, as well as global and domestic economic downturns and risks.

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  Our revenues, results of operations and cash flows could be materially and adversely affected if our members were to do business with others rather than with us.

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  We participate in highly competitive business markets and we may not be able to continue to compete successfully, which would have a material adverse effect on us.

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  Changes in federal income tax laws or in our tax status could increase our tax liability and reduce our net income significantly.

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  We incur significant costs in complying with applicable laws and regulations. Any failure to make the capital or other investments necessary to comply with these laws and regulations could expose us to unanticipated expenditures and liabilities.

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  We are subject to the Foreign Corrupt Practices Act of 1977, as amended, and other similar anti-corruption, anti-bribery and anti-kickback laws and regulations, and any noncompliance with those laws and regulations by us or others acting on our behalf could have a material adverse effect on our business, financial condition and results of operations.

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  Changing environmental and energy laws and regulation, may result in increased operating costs and capital expenditures and may have a material and adverse effect on us.

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  Governmental policies and regulation affecting the agricultural sector and related industries could have a material adverse effect on us.

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  Environmental liabilities could have a material adverse effect on us.

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  Actual or perceived quality, safety or health risks associated with our products could subject us to significant liability and damage our business and reputation.

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  Our financial results are susceptible to seasonality.

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  Our operations are subject to business interruptions and casualty losses; we do not insure against all potential losses and could be seriously harmed by unanticipated liabilities.

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  Our cooperative structure limits our ability to access equity capital.

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  Consolidation among the producers of products we purchase and customers for products we sell could materially and adversely affect our revenues, results of operations and cash flows.

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  If our customers choose alternatives to our refined petroleum products, our revenues, results of operations and cash flows could be materially and adversely affected.

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  The results of our agronomy business are highly dependent upon certain factors outside of our control.

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  Technological improvements in agriculture could decrease the demand for our agronomy and energy products.

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  Acquisitions, strategic alliances, joint ventures, divestitures, and other non-ordinary course of business events resulting from portfolio management actions and other evolving business strategies, including our strategic venture with CF Industries, could affect future results.

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  We utilize information technology systems to support our business. An ongoing multi-year implementation of an enterprise-wide resource planning system, security breaches, or other disruptions to our information technology systems or assets could interfere with our operations, compromise security of our customers' or suppliers' information, and expose us to liability which could adversely impact our business and reputation

        These risks and uncertainties are further described under "Risk Factors" and elsewhere in this prospectus and under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended August 31, 2015, which is incorporated herein by reference. Any forward-looking statements contained, or incorporated by reference, in this prospectus are based only on information currently available to us and speak only as of the date on which the statement is made.

 USE OF PROCEEDS

        The shares of Class B Series 1 Preferred Stock that are being issued pursuant to this prospectus and the registration statement of which it is a part are being issued to redeem approximately $77,000,000 of our "patrons' equities" that are held in the form of qualified capital equity certificates. All of the Class B Series 1 Preferred Stock being issued will be issued to non-individual "active patrons" who hold qualified capital equity certificates in an amount equal to or greater than $500. "Active patrons" are non-individual patrons who have done business with us in the past five fiscal years. See "Membership in CHS and Authorized Capital—Patrons' Equities" for a discussion of patrons' equities and our redemption of them. There will not be any cash proceeds from the issuance of the Class B Series 1 Preferred Stock. However, by issuing shares of Class B Series 1 Preferred Stock in redemption of patrons' equities we will make available for business purposes cash that otherwise may have been used to redeem those patrons' equities.

MEMBERSHIP IN CHS AND AUTHORIZED CAPITAL

Introduction

        We are an agricultural membership cooperative organized under Minnesota cooperative law to do business with member and non-member patrons. Our patrons, not us, are subject to income taxes on income from patronage sources, which is distributed to them as qualified patronage. We are subject to income taxes on undistributed patronage income, non-qualified patronage distributions and non-patronage-sourced income. See "—Tax Treatment" below.

Distribution of Net Income; Patronage Dividends

        We are required by our organizational documents annually to distribute net earnings derived from patronage business with members to members on the basis of patronage, except that our Board of Directors may elect to retain and add to our unallocated capital reserve an amount not to exceed 10% of the distributable net income from patronage business. We may also distribute net income derived from patronage business with a non-member if we have agreed to conduct business with the non-member on a patronage basis. Net income from non-patronage business may be distributed to members or added to the unallocated capital reserve, in whatever proportions our Board of Directors deems appropriate. Our current policy is to allocate non-patronage income to a capital reserve.

        Accordingly, patronage refunds are calculated based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by our Board of Directors, with the balance issued in the form of qualified and non-qualified capital equity certificates. Consenting patrons have agreed to take both the cash and qualified capital equity certificate portion allocated to them from our previous fiscal year's income into their taxable income, and as a result, we are allowed a deduction from our taxable income for both the cash distribution and the allocated qualified capital equity certificates, as long as the cash distribution is at least 20% of the total patronage distribution. For the years ended August 31, 2014 and August 31, 2013, 10% of earnings from patronage business was added to our capital reserves and the remaining 90% was primarily distributed during the second fiscal quarters of the years ended August 31, 2015 and August 31, 2014, totaling $821.5 million and $841.1 million, respectively. The cash portion of the qualified distributions was deemed by the Board of Directors to be 40% for fiscal 2014 and 2013. Cash related to these distributions was $271.2 million and $286.8 million and was paid during the years ended August 31, 2015 and August 31, 2014, respectively. There were no patronage dividends distributed during the three months ended November 30, 2015. Patronage refunds distributed during the three months ended November 30, 2014 were $1.6 million ($0.6 million in cash).

8% Cumulative Redeemable Preferred Stock

        On March 28, 2016, we had 12,272,003 shares of 8% Cumulative Redeemable Preferred Stock outstanding. The 8% Cumulative Redeemable Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCP". Dividends paid on our 8% Cumulative Redeemable Preferred Stock were $6.1 million during the three months ended November 30, 2015.

        Holders of our 8% Cumulative Redeemable Preferred Stock are entitled to receive cash dividends at the rate of $2.00 per share per year when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. In the event of our liquidation, holders of our 8% Cumulative Redeemable Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the 8% Cumulative Redeemable Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the 8% Cumulative Redeemable Preferred Stock ranks senior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the 8% Cumulative Redeemable Preferred Stock. Shares of any class or series of our capital stock that are not junior to the 8% Cumulative Redeemable Preferred Stock, including our Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock, Class B Series 3 Preferred Stock and Class B Series 4 Preferred Stock, rank equally with the 8% Cumulative Redeemable Preferred Stock as to the payment of dividends and the distribution of assets.

        We may, at our option, at any time on or after July 18, 2023, redeem the 8% Cumulative Redeemable Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the 8% Cumulative Redeemable Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the 8% Cumulative Redeemable Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of 8% Cumulative Redeemable Preferred Stock at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The 8% Cumulative Redeemable Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the 8% Cumulative Redeemable Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of two-thirds of the outstanding 8% Cumulative Redeemable Preferred Stock will be required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the 8% Cumulative Redeemable Preferred Stock if the amendment adversely affects the rights or preferences of the 8% Cumulative Redeemable Preferred Stock; or (ii) the creation of any class or series of equity securities having rights senior to the 8% Cumulative Redeemable Preferred Stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS. Holders of the 8% Cumulative Redeemable Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Class B Series 1 Preferred Stock

        On March 28, 2016, we had 18,071,363 shares of Class B Series 1 Preferred Stock, outstanding. The Class B Series 1 Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCO". Dividends paid on our Class B Series 1 Preferred Stock during the three months ended November 30, 2015 were $8.9 million.

        For a description of our Class B Series 1 Preferred Stock, see "Description of Class B Series 1 Preferred Stock" below.

Class B Series 2 Preferred Stock

        On March 28, 2016, we had 16,800,000 shares of Class B Series 2 Preferred Stock outstanding. The Class B Series 2 Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCN". Dividends paid on our Class B Series 2 Preferred Stock during the three months ended November 30, 2015 were $7.5 million.

        Holders of our Class B Series 2 Preferred Stock are entitled to receive cash dividends at the rate of $1.775 per share per year to but excluding March 31, 2024, and, thereafter, at an annual rate equal to the three-month LIBOR, as determined for the applicable quarterly period, plus 4.298%, but in no event will the sum of such annual rate and spread be greater than 8.00% per annum, when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. In the event of our liquidation, holders of our Class B Series 2 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on such share to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the Class B Series 2 Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the Class B Series 2 Preferred Stock ranks senior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the Class B Series 2 Preferred Stock. Shares of any class or series of our capital stock that are not junior to the Class B Series 2 Preferred Stock, including our 8% Cumulative Redeemable Preferred Stock, Class B Series 1 Preferred Stock, Class B Series 3 Preferred Stock and Class B Series 4 Preferred Stock, rank equally with the Class B Series 2 Preferred Stock as to the payment of dividends and the distribution of assets.

        Our Class B Series 2 Preferred Stock has the same voting rights, and is ranked equally with, the Class B Series 1 Preferred Stock, Class B Series 3 Preferred Stock, Class B Series 4 Preferred Stock and any series of Class B Preferred Stock we issue in the future (except with respect to voting rights of the Class B Series 2 Preferred Stock, the Class B Series 3 Preferred Stock and the Class B Series 4 Preferred Stock to each vote separately as a series in respect of amendments solely relating to such series of Class B Preferred Stock and adversely affecting the holders thereof). We may, at our option, at any time on or after March 31, 2024, redeem the Class B Series 2 Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the Class B Series 2 Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the Class B Series 2 Preferred Stock, will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of Class B Series 2 Preferred Stock, at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The Class B Series 2 Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the Class B Series 2 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding Class B Preferred Stock, voting as a class, will be required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock, if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock, as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up. In addition, the affirmative vote of a majority of the outstanding Class B Series 2 Preferred Stock, voting as a series, will be required to approve any amendment to our articles of incorporation that relates solely to the Class B Series 2 Preferred Stock or to the resolutions establishing the specific economic terms of the Class B Series 2 Preferred Stock if such amendment adversely affects the powers, rights or preferences of the holders of the Class B Series 2 Preferred Stock. Holders of the Class B Series 2 Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Class B Series 3 Preferred Stock

        On March 28, 2016, we had 19,700,000 shares of Class B Series 3 Preferred Stock outstanding. The Class B Series 3 Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCM". Dividends paid on our Class B Series 3 Preferred Stock during the three months ended November 30, 2015 were $8.3 million.

        Holders of our Class B Series 3 Preferred Stock are entitled to receive cash dividends at the rate of $1.6875 per share per year to but excluding September 30, 2024, and, thereafter, at an annual rate equal to the three-month LIBOR, as determined for the applicable quarterly period, plus 4.155%, but in no event will the sum of such annual rate and spread be greater than 8.00% per annum, when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. In the event of our liquidation, holders of our Class B Series 3 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on such share to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the Class B Series 3 Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the Class B Series 3 Preferred Stock ranks senior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the Class B Series 3 Preferred Stock. Shares of any class or series of our capital stock that are not junior to the Class B Series 3 Preferred Stock, including our 8% Cumulative Redeemable Preferred Stock, Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock and Class B Series 4 Preferred Stock, rank equally with the Class B Series 3 Preferred Stock as to the payment of dividends and the distribution of assets.

        Our Class B Series 3 Preferred Stock has the same voting rights, and is ranked equally with, the Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock, Class B Series 4 Preferred Stock and any series of Class B Preferred Stock we issue in the future (except with respect to voting rights of the Class B Series 2 Preferred Stock, the Class B Series 3 Preferred Stock and the Class B Series 4 Preferred Stock to each vote separately as a series in respect of amendments solely relating to such series of Class B Preferred Stock and adversely affecting the holders thereof). We may, at our option, at any time on or after September 30, 2024, redeem the Class B Series 3 Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the Class B Series 3 Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the Class B Series 3 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of Class B Series 3 Preferred Stock, at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The Class B Series 3 Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the Class B Series 3 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding Class B Preferred Stock, voting as a class, will be required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock, if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock, as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up. In addition, the affirmative vote of a majority of the outstanding Class B Series 3 Preferred Stock, voting as a series, will be required to approve any amendment to our articles of incorporation that relates solely to the Class B Series 3 Preferred Stock or to the resolutions establishing the specific economic terms of the Class B Series 3 Preferred Stock if such amendment adversely affects the powers, rights or preferences of the holders of the Class B Series 3 Preferred Stock. Holders of the Class B Series 3 Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Class B Series 4 Preferred Stock

        On March 28, 2016, we had 20,700,000 shares of Class B Series 4 Preferred Stock outstanding. The Class B Series 4 Preferred Stock is traded on the NASDAQ Stock Market under the symbol "CHSCL".

Dividends paid on our Class B Series 4 Preferred Stock during the three months ended November 30, 2015 were $9.7 million.

        Holders of our Class B Series 4 Preferred Stock are entitled to receive cash dividends at the rate of $1.875 per share per year when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. In the event of our liquidation, holders of our Class B Series 4 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on such share to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the Class B Series 4 Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the Class B Series 4 Preferred Stock ranks senior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the Class B Series 4 Preferred Stock. Shares of any class or series of our capital stock that are not junior to the Class B Series 4 Preferred Stock, including our 8% Cumulative Redeemable Preferred Stock, Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock and Class B Series 3 Preferred Stock, rank equally with the Class B Series 4 Preferred Stock as to the payment of dividends and the distribution of assets.

        Our Class B Series 4 Preferred Stock has the same voting rights, and is ranked equally with, the Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock, Class B Series 3 Preferred Stock and any series of Class B Preferred Stock we issue in the future (except with respect to voting rights of the Class B Series 2 Preferred Stock, the Class B Series 3 Preferred Stock and the Class B Series 4 Preferred Stock to each vote separately as a series in respect of amendments solely relating to such series of Class B Preferred Stock and adversely affecting the holders thereof). We may, at our option, at any time on or after January 21, 2025, redeem the Class B Series 4 Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the Class B Series 4 Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the Class B Series 4 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of Class B Series 4 Preferred Stock, at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The Class B Series 4 Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the Class B Series 4 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding Class B Preferred Stock, voting as a class, will be required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock, if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock, as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up. In addition, the affirmative vote of a majority of the outstanding Class B Series 4 Preferred Stock, voting as a series, will be required to approve any amendment to our articles of incorporation that relates solely to the Class B Series 4 Preferred Stock or to the resolutions establishing the specific economic terms of the Class B Series 4 Preferred Stock if such amendment adversely affects the powers, rights or preferences of the holders of the Class B Series 4 Preferred Stock. Holders of the Class B Series 4 Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Patrons' Equities

        Patrons' equities are in the form of book entries and represent a right to receive cash or other property when we redeem them. Patrons' equities form part of our capital, do not bear interest, and are not subject to redemption upon request of a patron. Patrons' equities are redeemable only at the discretion of our Board of Directors and in accordance with the terms of the redemption policy adopted by our Board of Directors, which may be modified at any time without member consent. In accordance with authorization from our Board of Directors, we expect total redemptions related to the year ended August 31, 2015, that will be distributed in fiscal 2016, to be approximately $107.3 million, of which $3.3 million was redeemed in cash during the three months ended November 30, 2015, compared to $2.6 million redeemed in cash during the three months ended November 30, 2014.

        Cash redemptions of qualified patrons' and other equities during the years ended August 31, 2015, 2014 and 2013 were $128.9 million, $99.6 million and $193.4 million, respectively. Additionally, in fiscal 2014, we redeemed $200.0 million of patrons' equities by issuing 6,752,188 shares of Class B Series 1 Preferred Stock in exchange for members' equity certificates.

Governance

        We are managed by a Board of Directors of not less than 17 persons elected by the members at our annual meeting. Terms of directors are staggered so that no more than seven directors are elected in any year. Our articles of incorporation and bylaws may be amended only upon approval of a majority of the votes cast at an annual or special meeting of our members, except for the higher vote described under "—Certain Antitakeover Measures" below.

Membership

        We have two types of members, individuals and cooperative associations involved in agricultural production. As a membership cooperative, we do not have common stock. We may issue equity or debt instruments, on a patronage basis or otherwise, to our members.

Voting Rights

        Voting rights arise by virtue of membership in CHS, not because of ownership of any equity or debt instruments. Members that are cooperative associations that have met a minimum volume of business threshold with us during the previous year are entitled to vote based upon a formula that takes into account the equity held by the cooperative in CHS and the average amount of business done with us over the previous three years.

        Members who are individuals that have done business with us during the previous fiscal year are entitled to one vote each. Individual members may exercise their voting power directly or through patrons' associations affiliated with a grain elevator, feed mill, seed plant or any other of our facilities (with certain historical exceptions) recognized by our Board of Directors. The number of votes of patrons' associations is determined under the same formula as cooperative association members.

        Most matters submitted to a vote of the members require the approval of a majority of the votes cast at a meeting of the members, although certain actions require a greater vote. See "—Certain Antitakeover Measures" below.

Debt and Equity Instruments

        We may issue debt and equity instruments to our current members and patrons, on a patronage basis or otherwise, and to persons who are neither members nor patrons. All equity we issue is subject to a first lien in favor of us for all indebtedness of the holder to us. On November 30, 2015, our outstanding capital included patrons' equities (consisting of qualified and non-qualified capital equity certificates and non-patronage equity certificates), preferred stock and certain capital reserves.

        Dividends, which may be cumulative, may be paid on our equity capital that is established in accordance with our articles of incorporation, provided that dividends on such equity capital may not exceed eight percent (8%) per annum. Unless otherwise expressly authorized by our Board of Directors, preferred stock established and issued pursuant to our articles of incorporation may only be sold or transferred with the approval of our Board of Directors. All of our preferred stock is listed and traded on the NASDAQ Stock Market as expressly authorized by our Board of Directors.

Distribution of Assets upon Dissolution; Merger and Consolidation

        In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, all of our debts and liabilities would be paid first according to their respective priorities. After such payment, the holders of each share of our preferred stock and any other equity securities would then be entitled to receive payment, out of available assets, in accordance with their respective liquidation preferences. After such distribution to the holders of equity capital, any excess would be paid to patrons on the basis of their past patronage with us. Our bylaws provide for the allocation among our members and nonmember patrons of the consideration received in any merger or consolidation to which we are a party.

Certain Antitakeover Measures

        Our governing documents may be amended upon the approval of a majority of the votes cast at an annual or special meeting. However, if our Board of Directors, in its sole discretion, declares that a proposed amendment to our governing documents involves or is related to a "hostile takeover," the amendment must be adopted by 80% of the total voting power of our members.

        The approval of not less than two-thirds of the votes cast at a meeting is required to approve a "change of control" transaction which would include a merger, consolidation, liquidation, dissolution or sale of all or substantially all of our assets. If our Board of Directors determines that a proposed change of control transaction involves a hostile takeover, the 80% approval requirement applies. The term "hostile takeover" is not further defined in the Minnesota cooperative law or our governing documents.

Tax Treatment

        Subchapter T of the Internal Revenue Code of 1986, as amended (the "Code"), sets forth rules for the tax treatment of cooperatives and applies to both cooperatives exempt from taxation under Section 521 of the Code and to nonexempt corporations operating on a cooperative basis. We are a nonexempt cooperative.

        As a cooperative, we are not taxed on qualified patronage (minimum cash requirement of 20%) allocated to our patrons either in the form of equities or cash. Consequently, those amounts are taxed only at the patron level. However, the amounts of any allocated but undistributed patronage earnings (called non-qualified written notices of allocation) are taxable to us when allocated. Upon redemption of any non-qualified written notices of allocation, the amount is deductible to us and taxable to our patron.

        Income derived by us from non-patronage sources is not entitled to the "single tax" benefit of Subchapter T and is taxed to us at corporate income tax rates.

        Prior to September 2013, NCRA (now CHS McPherson) was not consolidated for tax purposes. On September 1, 2013, NCRA began to be consolidated for tax purposes when our ownership increased to greater than 80%.

DESCRIPTION OF CLASS B SERIES 1 PREFERRED STOCK

        The following description of Class B Series 1 Preferred Stock is a summary of the terms and provisions of the Class B Series 1 Preferred Stock. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of our articles of incorporation, bylaws and the resolutions establishing the terms of the Class B Preferred Stock.

General

        The shares of Class B Series 1 Preferred Stock are shares of a series of a class of preferred equity securities created by our Board of Directors. Subject to the restrictions noted below under "—Voting Rights," there is no limit on the number of shares in the series or the class and shares may be issued from time to time. Our Board of Directors has expressly authorized this issuance and subsequent transfers of shares of Class B Series 1 Preferred Stock without limitation in accordance with our articles of incorporation. The Class B Series 1 Preferred Stock to be issued pursuant to this prospectus will, when issued, be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

Ranking

        With respect to the payment of dividends and amounts payable upon liquidation, the Class B Series 1 Preferred Stock ranks (i) senior to any patronage refund, patrons' equities, and any other class or series of our capital stock or equity capital designated by our Board of Directors as junior to the Class B Series 1 Preferred Stock, (ii) junior to all shares of our capital stock or equity capital which, by their terms, rank (with the approval of the holders of a majority of the outstanding shares of all series of our Class B Preferred Stock, voting together as a class) senior to our Class B Series 1 Preferred Stock and (iii) on a parity with our 8% Cumulative Redeemable Preferred Stock, Class B Series 2 Preferred Stock, Class B Series 3 Preferred Stock, Class B Series 4 Preferred Stock and all other shares of capital stock or equity capital of CHS other than shares of capital stock or equity capital of CHS which, by their terms, rank junior or (with the approval of the holders of a majority of the outstanding shares of all series of our Class B Preferred Stock, voting together as a class) senior to the Class B Series 1 Preferred Stock.

Dividends

        Holders of the Class B Series 1 Preferred Stock shall be entitled to receive, if, when and as declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate (the "Dividend Rate") of 7.875% per annum of the liquidation preference of $25.00 per share (equivalent to $1.96875 per share per annum).

        Dividends on the Class B Series 1 Preferred Stock issued pursuant to this prospectus shall accumulate from, and including, April 1, 2016 and, if, when and as declared by our Board of Directors at its election, shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 (each, a "Dividend Payment Date"). In the event that a Dividend Payment Date falls on a day that is not a Business Day, then the amounts payable on such Dividend Payment Date will be paid on the next succeeding Business Day without the accumulation of additional dividends. The first dividend on the Class B Series 1 Preferred Stock issued pursuant to this prospectus will be payable on June 30, 2016. "Business Day" means any day other than a Saturday, a Sunday, or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed.

        Any dividends payable on the Class B Series 1 Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of CHS at the close of business on the applicable record date, which shall be the 10th day prior to the applicable Dividend Payment Date or such other date designated by our Board of Directors that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date"). We may, in our sole discretion, pay dividends by any one or more of the following means:

  •
  check mailed to the address of the record holder as it appears on our books;

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  electronic transfer in accordance with instructions provided by the record holder; or

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  any other means mutually agreed between us and the record holder.

        The amount of any dividends accumulated on any Class B Series 1 Preferred Stock on any Dividend Payment Date shall be the amount of any unpaid dividends accumulated thereon from, and including, the immediately preceding Dividend Payment Date on which full dividends have been paid or the date of original issuance, whichever is later, to, but excluding, such Dividend Payment Date, and the amount of dividends accumulated on any Class B Series 1 Preferred Stock on any date other than a Dividend Payment Date shall be equal to the sum of the amount of any unpaid dividends accumulated thereon from, and including, the immediately preceding Dividend Payment Date on which full dividends have been paid or the date of original issuance, whichever is later, to, but excluding, such date. Dividends on the Class B Series 1 Preferred Stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared.

        The Class B Series 1 Preferred Stock is not entitled to any dividends in excess of full cumulative dividends as described herein, and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Class B Series 1 Preferred Stock which may be in arrears.

        No dividends on the Class B Series 1 Preferred Stock shall be authorized by our Board of Directors or be paid or set apart for payment by us at such time as the terms and provisions of any agreement of CHS, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

        Any dividend payment made on the Class B Series 1 Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such Class B Series 1 Preferred Stock which remains payable.

        We may not make any distribution to the holders of, or redeem, purchase, repurchase or otherwise acquire for consideration, any capital stock, equity capital or patrons' equities that rank junior to the Class B Series 1 Preferred Stock unless and until all accumulated and unpaid dividends on the Class B Series 1 Preferred Stock and on any class or series of our capital stock or equity capital ranking on a parity with the Class B Series 1 Preferred Stock, including the full dividend for the then-current dividend period, shall have been paid or declared and set apart for payment. For these purposes, a "distribution" does not include any distribution made in connection with any distribution solely in capital stock, equity capital or patrons' equities that rank junior to the Class B Series 1 Preferred Stock or our liquidation, dissolution or winding up, which will be governed by the provisions summarized under "—Liquidation Preference" below.

        When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Class B Series 1 Preferred Stock and all other shares of our capital stock or equity capital ranking on a parity as to dividends with the Class B Series 1 Preferred Stock, dividends may not be declared or paid on, and we may not redeem, purchase, repurchase or otherwise acquire for consideration, the Class B Series 1 Preferred Stock or such other shares of capital stock or equity capital except that dividends may be declared and paid on, and we may redeem, purchase, repurchase or otherwise acquire for consideration, the Class B Series 1 Preferred Stock and such other shares of capital stock or equity capital on a pro rata basis so that the amount of dividends declared and paid per share of Class B Series 1 Preferred Stock and per each such other share of capital stock or equity capital shall in all cases bear to each other the same ratio that the dividends (which shall include accumulated dividends in the case of the Class B Series 1 Preferred Stock and any other shares of capital stock or equity capital of CHS entitled to cumulative dividends) per share of Class B Series 1 Preferred Stock and per such other share of capital stock or equity capital bear to each other.

Liquidation Preference

        In a liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the holders of the Class B Series 1 Preferred Stock are entitled to receive out of our available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to, and including, the date of distribution. This distribution to the holders of the Class B Series 1 Preferred Stock will be made before any payment is made or assets distributed to the holders of any patrons' equities or any shares of our capital stock or equity capital that rank junior to the Class B Series 1 Preferred Stock but after the payment of all liabilities and the liquidation preference of any of shares of our capital stock or equity capital that rank senior to the Class B Series 1 Preferred Stock. We currently do not have any capital stock or equity capital that ranks senior to our Class B Preferred Stock, and all Class B Preferred Stock ranks equally with each other. Creation of capital stock or equity capital that ranks senior to the Class B Preferred Stock would require the approval a majority of the outstanding shares of our Class B Preferred Stock, voting together as a class. Any distribution to the holders of the Class B Series 1 Preferred Stock will be made ratably among the holders of the Class B Series 1 Preferred Stock and any other shares of our capital stock or equity capital that rank as to liquidation rights on a parity with the Class B Series 1 Preferred Stock in proportion to the respective preferential amounts to which each is entitled. After payment in full of the liquidation preference of the shares of Class B Series 1 Preferred Stock, the holders of the Class B Series 1 Preferred Stock will not participate further in the distribution of our assets upon our liquidation, dissolution or winding up.

        Neither a consolidation or merger with or into another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will constitute our liquidation, dissolution or winding up.

Redemption

  Redemption At Our Option

        The Class B Series 1 Preferred Stock is not redeemable prior to September 26, 2023. On and after September 26, 2023, CHS, at its option, may redeem the Class B Series 1 Preferred Stock for cash, in whole or in part, at a per share redemption price (the "Redemption Price") equal to the per share liquidation preference of $25.00, plus all dividends accumulated and unpaid on that share to, and including, the date of redemption (the "Redemption Date"), payable in cash, to the extent CHS has funds legally available therefor; provided, however, that if a Redemption Date falls on or after a Dividend Record Date relating to a Dividend Payment Date, dividends will be payable on such Dividend Payment Date to holders of the Class B Series 1 Preferred Stock on such Dividend Record Date.

        A notice of redemption will be mailed by CHS (or, if at such time there is a registrar other than CHS for the Class B Series 1 Preferred Stock, then furnished by us to, and mailed by, such registrar), postage prepaid, not less than 30 nor more than 60 days prior to the Redemption Date, addressed to each holder of record of the Class B Series 1 Preferred Stock to be redeemed at the address set forth in the share transfer records of CHS (or such registrar). No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Class B Series 1 Preferred Stock except as to the holder to whom notice was defective or not given. In addition to any information required by law, such notice shall state: (i) the Redemption Date; (ii) the Redemption Price; (iii) the number of shares of Class B Series 1 Preferred Stock to be redeemed; (iv) the time, place and manner in which the holder shall surrender to CHS the shares of Class B Series 1 Preferred Stock for payment of the Redemption Price, including the steps that a holder should take with respect to any certificates representing the shares of Class B Series 1 Preferred Stock which have been lost, stolen or destroyed or for any uncertificated shares; and (v) that dividends on the Class B Series 1 Preferred Stock to be redeemed will cease to accumulate on such Redemption Date, assuming payment of the Redemption Price is made on such date. If fewer than all shares of Class B Series 1 Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Class B Series 1 Preferred Stock to be redeemed from such holder.

        If notice of redemption of any Class B Series 1 Preferred Stock has been given in accordance with the preceding paragraph and provided that on or before the Redemption Date specified in such notice all funds necessary for payment of such Redemption Price shall have been irrevocably set aside by us in trust for the benefit of the holders of any Class B Series 1 Preferred Stock so called for redemption, then from and after such Redemption Date dividends will cease to accumulate on such Class B Series 1 Preferred Stock, and such Class B Series 1 Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such Class B Series 1 Preferred Stock will terminate, except the right to receive the Redemption Price. Upon surrender, in accordance with such notice, of certificates for any Class B Series 1 Preferred Stock so redeemed (properly endorsed or assigned for transfer, if we shall so require and the notice shall so state), such Class B Series 1 Preferred Stock shall be redeemed by us at the Redemption Price. In case fewer than all shares of Class B Series 1 Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed shares of Class B Series 1 Preferred Stock without cost to the holder. Each surrendered certificate will be cancelled.

        We shall not redeem less than all of the outstanding shares of the Class B Series 1 Preferred Stock unless all dividends accumulated and unpaid upon all then outstanding shares of the Class B Series 1 Preferred Stock have been paid for all past dividend periods.

        In addition, we may not make any purchases of Class B Series 1 Preferred Stock on the open market at any time when there are accumulated and unpaid dividends for one or more past dividend periods with respect to the Class B Series 1 Preferred Stock.

        In case of redemption of less than all shares of Class B Series 1 Preferred Stock at the time outstanding, we shall designate by lot, or in such other manner as our Board of Directors may determine, the Class B Series 1 Preferred Stock to be redeemed, or we shall effect such redemption pro rata from the holders of record of such Class B Series 1 Preferred Stock in proportion to the number of shares of Class B Series 1 Preferred Stock held by such holders (with adjustments to avoid redemption of fractional shares).

        The Class B Series 1 Preferred Stock does not have a stated maturity and, except as provided below under "—Redemption At the Holder's Option," holders thereof do not have the right to require us to redeem all or any portion of their Class B Series 1 Preferred Stock.

  Redemption At the Holder's Option

        If at any time there has been a change in control (as defined below), each holder of shares of the Class B Series 1 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of the shares of Class B Series 1 Preferred Stock owned by that holder. Not later than 130 days after the date of the change in control

(or, if that date is not a Business Day, the next succeeding Business Day) we will redeem all shares holders have elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price per share will be equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid on that share, whether or not declared, to, and including, the date of redemption; provided, however, that if a date of redemption falls on or after a Dividend Record Date relating to a Dividend Payment Date, dividends will be payable on such Dividend Payment Date to holders of the Class B Series 1 Preferred Stock on such Dividend Record Date.

        A "change in control" will have occurred if, in connection with a merger or consolidation that has been approved by our Board of Directors (prior to submitting the merger or consolidation to our members for approval), whether or not we are the surviving entity, those persons who were members of our Board of Directors on January 1, 2013, together with those persons who became members of our Board of Directors after that date at our annual meeting, have ceased to constitute a majority of our Board of Directors. Under the Minnesota cooperative statute, our members could initiate a merger or consolidation without the approval of our Board of Directors; a member-initiated merger or consolidation would not meet this definition and thus would not trigger a redemption right.

  Effect of Redemption

        From and after the applicable redemption date, if funds necessary for the redemption are available and have been irrevocably deposited or set aside, then:

  •
  dividends will cease to accumulate with respect to the shares of Class B Series 1 Preferred Stock called for redemption;

  •
  the shares will no longer be deemed outstanding;

  •
  the holders of the shares will cease to be shareholders; and

  •
  all rights with respect to the shares of Class B Series 1 Preferred Stock will terminate except the right of the holders to receive the redemption price, without interest.

  Purchases

        We may at any time and from time to time in compliance with applicable law purchase shares of Class B Series 1 Preferred Stock on the open market, pursuant to a tender offer or otherwise, at whatever price or prices and other terms we determine. We may not make any purchases at a time when there are accumulated but unpaid dividends for one or more past dividend periods.

Voting Rights

        Except as described below, the holders of the Class B Series 1 Preferred Stock have only those voting rights that are required by applicable law. As a result, the holders of the Class B Series 1 Preferred Stock have very limited voting rights and, among other things, do not have any right to vote for the election of directors.

        Unless the shares of Class B Series 1 Preferred Stock are redeemed in full pursuant to their terms, the affirmative vote of the holders of a majority of the outstanding shares of the Class B Series 1 Preferred Stock, voting with all other outstanding Class B Preferred Stock, as a class, is required:

  •
  for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock if the amendment, alteration or repeal adversely affects the powers, rights or preferences of the holders of Class B Preferred Stock; and

  •
  to establish, by board resolution or otherwise, any class or series of capital stock or equity capital having rights senior to the Class B Preferred Stock as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary.

        The creation and issuance of any class or series of capital stock, equity capital or patrons' equities ranking on a parity with or junior to the Class B Preferred Stock, including an increase in the authorized number of shares of any such class or series, will not be deemed to adversely affect the rights or preferences of the Class B Preferred Stock.

        Our Board of Directors' ability to authorize, without approval of the holders of the Class B Series 1 Preferred Stock, the issuance of additional classes or series of capital stock, equity capital or patrons' equities with conversion and other rights may adversely affect you as a holder of Class B Series 1 Preferred Stock.

No Exchange or Conversion Rights; No Sinking Fund

        Shares of the Class B Series 1 Preferred Stock are not exchangeable for or convertible into other shares of our capital stock or any other securities or property. The Class B Series 1 Preferred Stock is not subject to the operation of a purchase, retirement or sinking fund.

Certain Charter Provisions

        For a description of some of the provisions of our articles of incorporation that might have an effect of delaying, deferring or preventing a change in control of us, see "Membership in CHS and Authorized Capital—Certain Antitakeover Measures."

        As noted above under "Risk Factors—Our equity is subject to a first lien in favor of CHS," under our articles of incorporation all equity we issue (including the Class B Series 1 Preferred Stock) is subject to a first lien in favor of us for any indebtedness we extend to the holders of such equity, if any. However, we have not to date taken, and do not intend to take, any steps to perfect this lien against shares of the Class B Series 1 Preferred Stock.

Market for the Class B Series 1 Preferred Stock

        The Class B Series 1 Preferred Stock is currently listed on the NASDAQ Stock Market under the symbol "CHSCO". The following is a listing of the high and low closing sales prices as reported on the NASDAQ Stock Market for the Class B Series 1 Preferred Stock during the periods indicated:

Fiscal Quarter Ended	High	Low
May 31, 2016 (through March 28, 2016)	$28.69	$27.90
February 29, 2016	$28.94	$27.11
November 30, 2015	$29.17	$27.87
August 31, 2015	$28.96	$27.63
May 31, 2015	$28.98	$28.25
February 28, 2015	$28.98	$27.50
November 30, 2014	$29.58	$27.54
August 31, 2014	$30.25	$29.06
May 31, 2014	$30.51	$27.70
February 28, 2014	$28.99	$27.24
November 30, 2013	$28.83	$26.00

Transfer Agent and Registrar

        Wells Fargo Bank, National Association serves as transfer agent and registrar with respect to the Class B Series 1 Preferred Stock.

COMPARISON OF RIGHTS OF HOLDERS OF PATRONS'
EQUITIES AND RIGHTS OF HOLDERS OF CLASS B SERIES 1 PREFERRED STOCK

        The following describes the material differences between the rights that the patrons' equities being redeemed provided to the patrons of CHS holding them and the rights that the Class B Series 1 Preferred Stock provides to its holders. Although CHS believes that the following description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus (including the documents incorporated by reference herein), including the sections of this prospectus entitled "Membership in CHS and Authorized Capital" and "Description of Class B Series 1 Preferred Stock," and refer to the documents discussed in those sections for a more complete understanding of the differences.

Priority on Liquidation

        In a liquidation, dissolution or winding up of CHS, the rights of a holder of Class B Series 1 Preferred Stock rank senior to those of a holder of patrons' equities.

Dividends

        A holder of patrons' equities is not entitled to any interest or dividends on those patrons' equities. A holder of Class B Series 1 Preferred Stock is entitled to dividends as described under "Description of Class B Series 1 Preferred Stock—Dividends."

Redemption

        Patrons' equities are redeemable only at the discretion of our Board of Directors and in accordance with the terms of the redemption policy adopted by our Board of Directors, as in effect from time to time. Shares of Class B Series 1 Preferred Stock are subject to redemption both at the option of CHS and at the holder's option under certain circumstances, both as described under "Description of Class B Series 1 Preferred Stock—Redemption."

Voting Rights

        Ownership of patrons' equities does not, by itself, entail any voting rights, although the amount of patrons' equities held by a member that is a cooperative association or a member that is part of a patron's association is considered in the formula used to determine the level of the member's voting rights of that cooperative association or patron's association. See "Membership in CHS and Authorized Capital—Voting Rights." Ownership of Class B Series 1 Preferred Stock entails the limited voting rights described under "Description of Class B Series 1 Preferred Stock—Voting Rights."

Transfers

        Patrons' equities may not be transferred without the approval of our Board of Directors. Shares of Class B Series 1 Preferred Stock are not subject to any similar restrictions on transfer.

Market

        There is no public market for patrons' equities. The Class B Series 1 Preferred Stock is listed on the NASDAQ Stock Market under the symbol "CHSCO".

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes the material U.S. federal income tax consequences of the issuance of shares of the Class B Series 1 Preferred Stock in redemption of patrons' equities (the "Exchange") and the consequences of the ownership, sale and redemption of the Class B Series 1 Preferred Stock. This summary is based upon current provisions of the Code, the final, temporary and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion addresses only the tax consequences to a person who is a U.S. holder of patrons' equities or the Class B Series 1 Preferred Stock. You are a U.S. holder if you are a beneficial owner of patrons' equities or the Class B Series 1 Preferred Stock and you are for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This summary assumes that you will hold your shares of the Class B Series 1 Preferred Stock as capital assets within the meaning of Section 1221 of the Code. This summary also assumes that all dividends will be paid as they accrue and that, if the Class B Series 1 Preferred Stock is redeemed, there will be no dividend arrearages at the time of redemption. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to your receipt of the Class B Series 1 Preferred Stock pursuant to the Exchange, or to your ownership, sale or redemption of the Class B Series 1 Preferred Stock, such as estate and gift tax consequences, nor does it deal with the tax consequences arising under the laws of any state, local or other taxing jurisdiction. This discussion does not apply to you if you belong to a category of investors subject to special tax rules, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, foreign persons, qualified retirement plans, individual retirement accounts, regulated investment companies, U.S. expatriates, pass-through entities or investors in pass-through entities or persons subject to the alternative minimum tax. Each person is urged to consult his, her or its own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the ownership, sale and redemption of the Class B Series 1 Preferred Stock.

The Exchange

        In the opinion of Dorsey & Whitney LLP, (1) the exchange of patrons' equities for the Class B Series 1 Preferred Stock will constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Code, (2) the Class B Series 1 Preferred Stock received by the participants in the Exchange will not constitute "Section 306 stock" within the meaning of Section 306(c) of the Code, and (3) the Exchange will not cause any equity holder in CHS to be treated as receiving a distribution to which Code Section 301 applies pursuant to Section 305(c) of the Code.

        You should be aware that the opinion of Dorsey & Whitney LLP is subject to the following qualifications and assumptions: it relies on certifications of relevant facts by us, is based upon provisions of the Code, regulations and administrative and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect), is subject to the assumption that the Exchange will be effected in the manner described in this prospectus and is limited to the U.S. federal income tax matters expressly set forth therein. In addition, the opinion relies on our certification that the fair market value of the Class B Series 1 Preferred Stock received will be approximately equal to the fair market value of the patrons' equities surrendered in exchange therefor and that we have no current plan or intention to redeem the Class B Series 1 Preferred Stock. The opinion represents counsel's legal judgment and is not binding on the Internal Revenue Service (the "IRS") or the courts. As described below, we have obtained a private letter ruling from the IRS on one aspect of the Exchange, but we have not received, nor do we intend to request, a ruling from the IRS regarding any other aspect of the Exchange. Except as addressed in the private letter ruling, no transaction closely comparable to the Exchange, as described in this prospectus, has been the subject of any Treasury regulation, ruling or administrative or judicial decision. As a consequence, we cannot provide assurance that the IRS will agree with the conclusions described below, other than those addressed by the private letter ruling.

        The following U.S. federal income tax consequences will result from the Exchange:

          1.     We will be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

          2.     We will recognize no gain or loss upon the receipt of patrons' equities in exchange for Class B Series 1 Preferred Stock.

          3.     The participants will recognize no gain or loss on the exchange of patrons' equities for Class B Series 1 Preferred Stock.

          4.     The adjusted tax basis of the Class B Series 1 Preferred Stock received by the participants in the transaction will be the same as the adjusted tax basis of the patrons' equities surrendered in exchange therefor.

          5.     The holding period of the Class B Series 1 Preferred Stock received by each participant will include the period during which the participant held the patrons' equities surrendered in exchange therefor, provided that the patrons' equities surrendered were held as capital assets on the date of the Exchange.

        Because the Class B Series 1 Preferred Stock will not constitute "Section 306 stock," a disposition of the Class B Series 1 Preferred Stock will not be subject to Section 306(a) of the Code, which provides generally that the gross proceeds from the sale or redemption of Section 306 stock shall be treated either as ordinary income or as a distribution of property to which Section 301 of the Code (concerning amounts taxable as dividends) applies.

        We have obtained a private letter ruling from the IRS that the Exchange will not cause any of our equity holders to be treated as receiving a taxable stock dividend pursuant to Section 305(c) of the Code. The private letter ruling is based upon certain factual representations and assumptions made by us in our letter ruling request and is generally binding on the IRS unless the representations or assumptions are incorrect or incomplete in any material respect. To the best of our knowledge, those representations and assumptions are correct and complete with respect to the Exchange.

Distributions on the Class B Series 1 Preferred Stock

        In general, if distributions are made with respect to the Class B Series 1 Preferred Stock, the distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes taking into account the special rules applicable to cooperatives. Any portion of a distribution in excess of our current and accumulated earnings and profits is treated first as a nontaxable return of capital reducing your adjusted tax basis in the Class B Series 1 Preferred Stock. Any amount in excess of your adjusted tax basis is treated as capital gain, the tax treatment of which is discussed below under "—Sale or Redemption of the Class B Series 1 Preferred Stock."

        Dividends paid to individual holders of the Class B Series 1 Preferred Stock will generally constitute qualified dividend income eligible for preferential rates of U.S. federal income tax, provided certain conditions and requirements are satisfied, such as minimum holding period requirements. You should consult your own tax advisors regarding the tax rates and holding period requirements applicable to you in light of your particular circumstances.

        Dividends received by corporate holders of the Class B Series 1 Preferred Stock may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to "debt financed portfolio stock" under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may, depending on the circumstances, constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury regulations yet to be promulgated). Under Section 1059 of the Code, a corporate holder generally must reduce the tax basis of all of the holder's shares (but not below zero) by the "non-taxed portion" of any "extraordinary dividend" and, if the non-taxed portion exceeds the holder's tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. If you are a corporate holder, we strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances.

Sale or Redemption of the Class B Series 1 Preferred Stock

        On the sale or exchange of the Class B Series 1 Preferred Stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your adjusted tax basis in the Class B Series 1 Preferred Stock. We strongly encourage you to consult your own tax advisors regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

        On the redemption of all or a portion of your Class B Series 1 Preferred Stock by us, your surrender of the Class B Series 1 Preferred Stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the Class B Series 1 Preferred Stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

        The redemption will be treated as gain or loss from the sale or exchange of Class B Series 1 Preferred Stock (as discussed above) if:

  •
  the redemption is "substantially disproportionate" with respect to you within the meaning of Section 302(b)(2) of the Code, which generally requires a reduction of at least 20% in your proportionate interest in us as a result of the redemption;

  •
  your interest in the Class B Series 1 Preferred Stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption; or

  •
  the redemption is "not essentially equivalent to a dividend" within the meaning of Section 302(b)(1) of the Code. In general, redemption proceeds are "not essentially equivalent to a dividend" if the redemption results in a meaningful reduction of your interest in the issuer.

        In determining whether any of these tests has been met, you must take into account not only the Class B Series 1 Preferred Stock and other equity interests in us (including patrons' equities) that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

        If none of the above tests giving rise to sale or exchange treatment is satisfied, then a payment made in redemption of the Class B Series 1 Preferred Stock will be treated as a distribution that is subject to the tax treatment described above under "—Distributions on the Class B Series 1 Preferred Stock." The amount of the distribution will be equal to the amount of cash and the fair market value of property you receive without any offset for your adjusted tax basis in the Class B Series 1 Preferred Stock.

        Your adjusted tax basis in the redeemed Class B Series 1 Preferred Stock should be transferred to your remaining Class B Series 1 Preferred Stock. If, however, you have no remaining Class B Series 1 Preferred Stock, your adjusted tax basis could be lost.

        We strongly encourage you to consult your own tax advisor regarding: (a) whether a redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and (b) the resulting tax consequences to you in light of your individual facts and circumstances.

Additional Medicare Tax on Net Investment Income

        An additional 3.8% tax will be imposed on the "net investment income" of certain U.S. citizens and resident aliens, and on the undistributed "net investment income" of certain estates and trusts. Among other items, "net investment income" generally includes gross income from dividends and net gain from the disposition of property, such as the Class B Series 1 Preferred Stock, less certain deductions. You should consult your tax advisor with respect to this additional tax.

Information Reporting and Backup Withholding

        Information reporting may apply with respect to payments of dividends on the Class B Series 1 Preferred Stock and to payments of proceeds on the sale or other disposition of the Class B Series 1 Preferred Stock. Owners also may be subject to backup withholding at a rate of 28% on payments of dividends on the Class B Series 1 Preferred Stock and payments of proceeds on the sale or other disposition of the Class B Series 1 Preferred Stock unless the owner furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against the owner's U.S. federal income tax liability, which may entitle the owner to a refund, provided the owner timely furnishes the required information to the IRS.

 PLAN OF DISTRIBUTION

        On January 7, 2016, our Board of Directors authorized us to redeem, on a pro rata basis, up to $77,000,000 of our "patrons' equities" that are held in the form of qualified capital equity certificates. All of the Class B Series 1 Preferred Stock being issued will be issued to non-individual "active patrons" who hold qualified capital equity certificates in an amount equal to or greater than $500. "Active patrons" are non-individual patrons who have done business with us in the past five fiscal years. See "Membership in CHS and Authorized Capital—Patrons' Equities" for a description of patrons' equities and our annual pro rata redemptions of patrons' equities. The amount of patrons' equities that will be redeemed with each share of Class B Series 1 Preferred Stock issued will be $28.50 which is the greater of $25.49 (equal to the $25.00 liquidation preference per share of Class B Series 1 Preferred Stock plus $0.49 of accumulated dividends from and including January 1, 2016 to and including March 31, 2016) and the closing price for one share of the Class B Series 1 Preferred Stock on March 23, 2016. There will not be any cash proceeds from the issuance of the Class B Series 1 Preferred Stock. However, by issuing shares of Class B Series 1 Preferred Stock in redemption of patrons' equities we will make available for business purposes cash that otherwise may have been used to redeem those patrons' equities. We will not issue any fractional shares of Class B Series 1 Preferred Stock. The amount of patrons' equities that would otherwise be issued as a fractional share to any patron will instead be retained as part of that patron's patrons' equities.

        We are issuing the shares of Class B Series 1 Preferred Stock directly to the relevant patrons. We have not engaged and will not engage any underwriter, broker-dealer, placement agent or similar agent or representative in connection with the issuance of the Class B Series 1 Preferred Stock described in this prospectus.

        We will not pay any commissions or other compensation related to the issuance of the shares of Class B Series 1 Preferred Stock pursuant to this prospectus. We estimate that the total expenses of the issuance will be approximately $120,000, all of which we will bear.

        Except in the circumstances described below, we will not prepare or distribute stock certificates to represent the shares of Class B Series 1 Preferred Stock so issued. Instead, we will issue the shares of Class B Series 1 Preferred Stock in book-entry form on the records of our transfer agent and registrar for the Class B Series 1 Preferred Stock (Wells Fargo Bank, National Association). Patrons who require a stock certificate should contact Wells Fargo Shareowner Services in writing or by telephone at the following address or telephone number:

Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120-4100
(866) 280-0241

        Some of our patrons have pledged their patrons' equities and made those pledged patrons' equities the subject of control agreements between us and various financial institutions. For these patrons, we will prepare stock certificates representing the shares issued in redemption of their patrons' equities. We will retain those stock certificates subject to our control agreements with the relevant financial institutions until otherwise instructed by the relevant financial institution. We will also instruct the transfer agent and registrar to place a "stop transfer" order with respect to those shares. Patrons whose shares are issued as described in this paragraph may obtain more information by contacting us in writing or by telephone at the following address or telephone number:

CHS Inc.
Attention: James M. Zappa
Executive Vice President and General Counsel
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-3712

 LEGAL MATTERS

        The validity of the securities being offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended August 31, 2015 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and the Class B Series 1 Preferred Stock, you should refer to the registration statement and the exhibits filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You can read our SEC filings, including the registration statement, over the internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Additionally, you can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus information we have filed with it. The information incorporated by reference is an important part of this prospectus and is considered to be part of this prospectus. We incorporate by reference the documents listed below:

  •
  our Annual Report on Form 10-K for the year ended August 31, 2015;

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2015; and

  •
  our Current Reports on Form 8-K filed September 1, 2015, September 11, 2015, December 2, 2015, December 7, 2015 (Item 5.02 only), December 21, 2015, January 21, 2016, February 1, 2016 and March 3, 2016.

        To the extent that such filed information is modified or superseded by information in subsequently filed information referred to above or in this prospectus, then such modified or superseded information shall not be considered part of this prospectus.

        We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person to whom a prospectus is delivered, without charge, upon written or oral request. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CHS Inc.
Attention: Theresa Egan
Vice President, Accounting and Corporate Controller
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-6000

        We maintain a web site at http://www.chsinc.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC free of charge through our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained in our website does not constitute a part of, and is not incorporated by reference into, this prospectus.

        You should rely only on the information provided in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information.

2,693,195 Shares

CHS Inc.

Class B Cumulative Redeemable Preferred Stock, Series 1
(Liquidation Preference Equivalent to $25.00 Per Share)

PROSPECTUS

March 31, 2016